Exhibit 99.1

August 27, 2015 – Rosh Ha'ain

MEGA RETAIL LTD

FINANCIAL RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF OF 2015

•	On June 3, 2015, the Board of Mega Retail approved the appointment of Mr. Raviv Brukmayer as the CEO of Mega. Mr. Brukmayer replaces Mr. Moti Keren who announced his resignation.
•	On June 21, 2015, an agreement was signed with the Company's employees, pursuant to which the employees are to be allocated 33% of the Company's shares. The employees agreed to reduce wages, the closing of 32 losing branches and dismissal of 1,000 employees.
•	On June 29, 2015, the Company filed with the court a petition for reaching an arrangement with its creditors as part of completing a reorganization plan. On July 15, 2015, the arrangement was approved and on July 19 the arrangement was approved by the parent company board of directors.
•	As of the publication date, the Company is implementing in full the reorganization plan, with employees, suppliers, the parent company, real estate owners and the banks. As part of the reorganization plan, the Company is closing 32 losing branches. After closing these branches and the significant reduction in the number of employees at the headquarters, the Company will operate 150 branches and will employ approximately 5,000 employees who are entitled to 33% of the Company's shares.
•	The sales in SSS stores are maintained and increasing but has not yet returned to normal level in evening to filing the petition in court. The Company invests great efforts in order to revert to the sales level prior to filing the petition in court.
•	The results of the first half and second quarter included onetime expenses totaling approximately NIS 502 million and NIS 488 million, respectively, which include among others, the costs of the arrangement including branch closures and employee dismissals in the amount of NIS 60 million, amortization of goodwill and other non-monetary assets in the amount of approximately NIS 311 million and deconsolidation of subsidiaries and goodwill amortization in respect of such subsidiaries in a total of NIS 102 million.

1

•	On July 9, 2015, Eden Teva Market (a company held 51% by Mega ) filed a petition with court seeking an order for stay of proceedings which was granted. On July 28, 2015, a petition was filed for the liquidation of Dr. Baby (subsidiary) and a temporary liquidator was appointed by the court. Effective from April 1, the Company does not include the operating results of these companies on it's consolidated financial statements.
•	The Company's revenues in the first half of 2015 amounted to NIS 2.6 billion compared to NIS 2.96 billion in the first half of 2014.
•	Operating loss, net of one-time expenses and the results of losing branches closed as part of the reorganization plan after the balance sheet date amounted to NIS 45 million in the first half, and the loss from continued operations amounted to NIS 55 million (NIS 33 million in the first quarter of the year and NIS 22 million in the second quarter).
•	The operating loss in the first half of 2015 amounted to approximately NIS 622.3 million, compared to an operating loss of approximately NIS 115 million in the first half of 2014. The net loss in the first half of 2015 amounted to approximately NIS 631.7 million compared to a net loss of approximately NIS 92.96 million in the first half of 2014.
•	Cash used in operating activities amounted to NIS 39 million in the first half of 2015 compared to cash provided from operating activities of approximately NIS 89.8 million in the first half of 2014.
•	The parent company, Alon Blue Square, committed under Company's reorganization plan to extend NIS 320 million, of which NIS 240 million by loans or guarantees and NIS 80 million as a framework for the Company's current needs. As of June 30, 2015, The Company used NIS 45 million of the extended funding. As of the publication date, The Company used NIS 56 million of guarantees and NIS 75 million of the extended funding.

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MEGA RETAIL LTD.

Statement of profit or loss by activity

(Unreviewed)

Condensed consolidated profit or loss by activity	Statement of profit or loss
	Six months			Three months
	ended June 30			ended June 30
	2015
	NIS in millions
	Continued operations [1]	Other operations [2]	Total	Continued operations	Other operations	Total
Revenues	2,071	533	2,604	1,014	200	1,214
Cost of revenues	(1,548)	(435)	(1,983)	(766)	(171)	(937)
Gross profit	523	98	621	248	29	277
Selling, marketing, general and administrative expenses	568 *	174	742	266	65	331
Operating loss before other expenses	(45)	(76)	(121)	(18)	(36)	(54)
Impairment of assets		(358)	(358)		(358)	(358)
Reorganization expenses		(60)	(60)		(60)	(60)
Loss in respect of deconsolidated subsidiaries		(55)	(55)		(55)	(55)
Other expenses		(28)	(28)		(14)	(14)
Financial expenses	(10)		(10)	(4)		(4)
Loss for the period	(55)	(577)	(632)	(22)	(523)	(545)

*) After deducting the wages under the agreement with the employees' committee of NIS 16 million.

1 Continued operations – includes the activity of the branches for which it was not resolved to close them and the headquarters expenses of the Company after deducting the wages in the relevant periods following the employee agreement.

2 Other operations – includes the activity of 32 branches designated by management for closure under the reorganization plan, one-time expenses and a loss caused to the Company in the relevant periods due to the subsidiaries Eden Teva Market and Dr. Baby.

The allocation of joint expenses was carried out based on a relevant burden basis for each type of expense.

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MEGA RETAIL LTD.

Results for the first half of 2015

Revenues in the first half of 2015 amounted to NIS 2,604 million compared to revenues of NIS 2,960 million in the comparable half last year, a decrease of 12%, which resulted from closing branches and a decrease in the sales of SSS stores.

The decrease in the sales of SSS stores in this half compared to the corresponding half last year amounted to 2.3%.

Gross profit in the first half of 2015 amounted to NIS 621 million (23.9% of revenues) compared to a gross profit of NIS 774 million (26.2% of revenues) in the comparable half last year.

Selling, general and administrative expenses in the first half of 2015 amounted to NIS 742 million (28.4% of revenues), compared to expenses of NIS 866 million (29.3% of revenues) in the comparable half last year. The main decrease derived from a decrease in expenses due to closing of branches and efficiency measures offset partly by the increase of minimum wages and increase in real costs.

Operating loss before other income and expenses amounted to NIS 120 million (4.6 % of revenues) in the first half of 2015 as compared to NIS 92 million (3.1% of revenues) in the comparable half last year.

Other expenses, net in the first half of 2015 amounted to NIS 502 million as compared to NIS 23 million in the corresponding half last year. The increase derived mainly from recording of onetime expenses for deconsolidation of subsidiaries and goodwill amortization of such subsidiaries of NIS 102 million, amortization of goodwill and intangible assets of NIS 260 million, amortization for impairment of fixed assets of NIS 51 million and the recording of a provision for onerous agreements and provisions for dismissal of employees under the reorganization plan of NIS 60 million.

Operating loss amounted to NIS 622 million in the first half of 2015 as compared to NIS 115 million in the comparable half last year.

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MEGA RETAIL LTD.

Financing expenses, net in the first half of 2015 amounted to NIS 10 million as compared to financing expenses of NIS 14 million in the comparable half last year.

Net loss in the first half of 2015 amounted to NIS 632 million, of which NIS 577 million were one-time expenses for 32 branches the management resolved to close under the reorganization plan, a loss caused to the Company in relevant periods due to the subsidiaries Eden Teva Market and Dr. Baby, and other one-time expenses as compared to a loss of NIS 93 million in the comparable half last year.

Negative EBITDA in the first half of 2015 amounted to NIS 60 million (2.3% of revenues) as compared to a negative EBITDA of NIS 28 million (0.9% of revenues) in the comparable half last year.

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MEGA RETAIL LTD.

Cash flows for the first half of 2015

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 39 million in the first half of 2015 compared to net cash flow provided by operating activities of NIS 90 million in the comparable half last year. The change derived from the increase in current loss and changes in working capital.

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 126 million in the first half of 2015 as compared to net cash flows used in investing activities of NIS 145 million in the first half last year. The change derived mainly from a decrease in credit to the parent company, net, of NIS 240 million, a decrease in investment in property of NIS 43.5 million and the sale of an associate in the amount of NIS 20 million net of effects in respect of subsidiaries that were not consolidated and funds injections of NIS 32 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 75 million in the first half of 2015 as compared to net cash flows provided by financing activities of NIS 62 million in the corresponding half last year. The cash flows used in financing activities in this half mainly included repayment of long term loans of NIS 56 million, decrease in short term credit of NIS 53 million, increase in credit from the parent company of NIS 45 million and interest payments of NIS 11.5 million. The net cash flows provided by financing activities in the first half of 2014 included mainly receipt of long term loans of NIS 120 million offset by repayment of long term loans of NIS 6 million, decrease in short term credit of NIS 43 million and interest payments of NIS 9 million.

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MEGA RETAIL LTD.

Results for the second quarter of 2015

Revenues in the second quarter of 2015 amounted to NIS 1,214 million compared to revenues of NIS 1,535 million in the comparable quarter last year, a decrease of 20.91%, which resulted from closing branches and decrease in the sales of SSS stores.

The decrease in the sales of SSS stores in this quarter compared to the corresponding quarter last year amounted to 7.9%. The decrease derived among others from the timing of Passover.

Gross profit in the second quarter of 2015 amounted to NIS 277 million (22.8% of revenues) compared to a gross profit of NIS 399 million (26% of revenues) in the comparable quarter last year.

Selling, general and administrative expenses in the second quarter of 2015 amounted to NIS 331 million (27.2% of revenues), compared to expenses of NIS 442 million (28.8% of revenues) in the comparable quarter last year. The main decrease derived from the decrease in expenses due to closing branches and efficiency measures offset partly by the increase of minimum wages and increase in real costs.

Operating loss before other income and expenses amounted to NIS 54 million (4.4 % of revenues) in the second quarter of 2015 as compared to NIS 43 million (2.8% of revenues) in the comparable quarter last year.

Other expenses, net in the second quarter of 2015 amounted to NIS 488 million as compared to NIS 6.4 million in the corresponding quarter last year. The increase derived mainly from the recording of one-time expenses for deconsolidation of subsidiaries and goodwill amortization of such subsidiaries of NIS 102 million, amortization of goodwill and intangible assets of NIS 260 million, amortization for impairment of fixed assets of NIS 51 million and the recording of a provision for onerous agreements and provisions for dismissal of employees under the reorganization plan of NIS 60 million.

Operating loss amounted to NIS 542 million in the second quarter of 2015 as compared to NIS 49 million in the comparable quarter last year.

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MEGA RETAIL LTD.

Financing expenses, net in the second quarter of 2015 amounted to NIS 3.8 million as compared to financing expenses of NIS 8.5 million in the comparable quarter last year.

Net loss in the second quarter of 2015 amounted to NIS 546 million, of which NIS 523 million were one-time expenses for 32 branches the management resolved to close under the reorganization plan, a loss caused to the Company in relevant periods due to the subsidiaries Eden Teva Market and Dr. Baby and other one-time expenses as compared to a loss of NIS 42.6 million in the comparable quarter last year.

Negative EBITDA in the second quarter of 2015 amounted to NIS 25 million (2% of revenues) as compared to a negative EBITDA of NIS 10 million (0.6% of revenues) in the comparable quarter last year.

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MEGA RETAIL LTD.

Cash flows for the second quarter of 2015

Cash flows from operating activities: Net cash flow used in operating activities amounted to NIS 123 million in the second quarter of 2015 compared to net cash flow used in operating activities of NIS 24 million in the comparable half last year. The change derived from the increase in current loss and changes in working capital.

Cash flows from investing activities: Net cash flows provided by investing activities amounted to NIS 162 million in the second quarter of 2015 as compared to net cash flows used in investing activities of NIS 18 million in the comparable quarter last year. The change derived mainly from a decrease in credit to the parent company, net, of NIS 162 million, a decrease in investment in property of NIS 40 million and the sale of an associate in the amount of NIS 10 million net of effects in respect of subsidiaries that were not consolidated and funds injections of NIS 32 million.

Cash flows from financing activities: Net cash flows used in financing activities amounted to NIS 40 million in the second quarter of 2015 as compared to net cash flows provided by financing activities of NIS 40 million in the corresponding quarter last year. The cash flows used in financing activities in this quarter mainly included repayment of long term loans of NIS 31 million, a decrease in short term credit of NIS 49 million, an increase in credit from the parent company of NIS 45 million and interest payments of NIS 5.7 million.

The net cash flows provided by financing activities in the second quarter of 2014 included mainly receipt of a long term loan of NIS 20 million offset by the repayment of long term loans of NIS 4 million, increase in short term credit of NIS 27 million and interest payments of NIS 3 million.

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MEGA RETAIL LTD.

Condensed operating data:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2015	2014	2015	2014	2014
Supermarkets segment
Increase (decrease) same stores' sales (S.S.S)	(2.3%)	(5.4%)	(7.9%)	(0.9%)	(3.6%)
Number of stores at the end of the period	150	200	150	200	197
Stores designated for sale	32	-	32	-	-
Stores opened during the period	-	3	-	1	3
Stores closed during the period	6	3	1	-	19
Deconsolidated Eden stores	9	-	9	-	-
Continuing stores – total selling spaces at the end of the period (sq.m)	207,826	323,965	207,826	323,965	297,936
Openings of branches (sq.m)	-	3,833	-	2,500	4,263
Closings of branches (sq.m)	(5,456)	(6,517)	-	-	(46,566)
Deconsolidated Eden branches (sq.m)	(15,967)	-	(15,967)	-	-
Stores designated for sale (sq.m)	(68,127)	-	(68,127)	-	-
Reduction of spaces (sq.m)	(560)	-	-	-	(14,273)
Sales per square meter (continuing branches)	10,141	8,063	5,014	4,197	18,028
Sales per employee (NIS in thousands) (continuing branches)	607	587	319	294	1,183

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MEGA RETAIL LTD.

Reorganization plan – Mega

a.	An agreement with the employee committee and Histadrut:

On June 21, 2015, a collective agreement and understanding letter were signed between the Company's management, its shareholders, Mega's employee committee and the Histadrut (the employees' agreement) effective from April 1, 2015.

The following are the principles of the employee agreement:

1.	The unionized employees shall waive wage costs of NIS 35 million in a full year effective from April 1, 2015 such that the waiver amount for 2015 is NIS 26 million (of which NIS 16 million included in the results of the second quarter).
2.	The retirement benefits of employees whose employment is terminated shall be according to the collective agreement or the personal agreement. In addition, the balance in the severance fund on the date of the agreement shall be for financing purposes and encouragement of retirement.
3.	The Company shall close immediately 32 losing branches according to the list attached to the employees' agreement, the employment of the employees in the branches to be closed shall terminate and the Company shall offer positions in other branches that shall continue to operate to 200 of the permanent employees in the branches to be closed in lieu of temporary employees (permanent employees shall retire at their free will) in these branches.
4.	Management shall reduce significantly the personnel in the Company's headquarters and shall cut their wages resulting in an annual saving of NIS 25 million.
5.	The Company shall allocate 33% of its share capital to a legal corporation that shall be established by the employees' representation for the active and permanent employees. The corporation to be established may appoint one-third of the Company's Board who are not external directors and in any event not less than two members, where one is the chairman of the employees committee and the other is a professional party.

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MEGA RETAIL LTD.

As of the date of issuing these financial statements, it was not yet decided whether the transfer of shares to the employees shall be effectuated by allocating new shares or by way of transferring shares by the parent company. The allocation was not yet reflected in these financial statements. The Company estimates that the value of the benefit to the employees in respect of such grant is immaterial.

6.	In addition, the parent company committed under the employees agreement to provide to the Company certain credit lines for the first five years of the agreement. This commitment was replaced by a commitment to extend higher credit lines to which the parent company agreed under the creditors' arrangement, (section b 1).

b.	A debt arrangement between the Company and its creditors:

On June 29, 2015, the Company filed with the district court in Lod a petition under section 350 of the Companies' Law to convent meetings of certain of the Company's creditors: employees, suppliers, property owners and banks in order to reach an arrangement with each of these creditor groups as part of consummating the Company's reorganization plan. On July 1, 2015, the Court approved to convene the meetings and granted Mega an interim period of two weeks during which it will be able to reach a reorganization arrangement with the creditors.

On July 12, 2015, the creditors' meetings of the Company was convened for the purpose of voting on the arrangements being presented. On July 14 and 15, 2015, the Court approved the creditors' arrangement ("the arrangement approval date"). The principles of the arrangement are as follows:

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MEGA RETAIL LTD.

1.	The parent company's contribution

Alon Blue Square shall extend the Company, effective June 1, 2015, NIS 320 million as follows:

•	NIS 240 million by way of loans or guarantees of which NIS 160 million shall be converted into the Company's share capital (before allocating 33% of the Company's share capital to employees by virtue of the collective agreement signed on June 21, 2015). The balance of NIS 80 million beyond the converted amount to share capital, as above, shall be repaid only after the full repayment of the effective debt to banks and suppliers (as defined in the arrangement).
•	NIS 80 million as a framework for working capital based on the current needs of the Company.
•	The funding, as aforesaid shall take effect from June 2015. As of June 30, 2015, the Company used NIS 45 million of the extended funding. As of the date of publication, the Company a used NIS 56 million of guarantees and NIS 75 million of the extended funding.
•	The debts of the Company and Eden Teva Market Ltd. to banks that were secured by the parent company guarantee or debts that are shared by the parent company (the guaranteed debt) shall be paid by the parent company subject to the arrangements to be reached by the parent company with the banks with respect to the guaranteed debt. As of the balance sheet date, NIS 68 million of the guaranteed debt is a loan in a joint bank account of the Company and Alon Blue Square and NIS 185 million are the parent company guaranteed loans taken by the Company from banks.

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2.	Arrangement with banks

a.	Repayment of the effective debt principal (which is the debt of the Company to banks and the debt of Eden Teva to banks where a guarantee was granted by the Company until June 30, 2015 to secure such debt) shall be deferred by three years from the arrangement approval date. After three years, the effective debt principal shall be repaid over six years in equal quarterly installments.
b.	The effective debt principal shall bear an annual interest of 3% (CPI linked) effective from the arrangement approval date which shall be paid every quarter effective from January 2016 onwards.
c.	In the six months from the arrangement approval date, the parent company shall pay in respect of its liabilities to banks only current maturities under the current loan terms, including under existing loans and on call loans shall be renewed automatically including those that were not renewed in the last three months provided that the interest is paid on a current basis. This consent of the banks shall be in effect as long as another creditor of the parent company did not put its debts for immediate repayment or did not renew the on call loans.
d.	So long as the guaranteed debt is not paid in full, the parent company shall not distribute dividends until the end of 2018. After this date, the parent company may distribute dividends only if after the distribution a minimum equity (after the effect of guarantees granted by the parent company for Mega's liabilities) exceeding NIS 200 million remains.
e.	So long as the guaranteed debt is not paid in full, after the issuance of the parent company's financial statements for 2016, its net asset value (NAV) shall be reviewed on economic basis by a renowned expert to be agreed upon by the banks and the Company and as much as the NAV of the parent company less its liabilities (including the guaranteed debt to banks) is less than NIS 100 million – it shall confer upon the banks another ground for putting up the guaranteed debt for immediate repayment and this is beyond the grounds available to them today.

f.	Following the filing of the petition with the court for creditors arrangement and in view of the condition precedent in the agreements with banks under which such petition filed with the court puts the loans for immediate repayment, the Company classified as of June 30, 2015 all of the long term loans into current liabilities.

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3.	Arrangement with suppliers

a.	Past debts (namely the Company's debt as of June 30, 2015; past debt and effective date, respectively) to small suppliers where the debt to them is lower than NIS 800 thousand, shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each supplier, whichever is later.
b.	Past debt to large suppliers (where the debt to them is higher than NIS 800 thousand), shall be rapid as follows: 70% of the past debt shall be repaid in four equal weekly installments effective from July 31, 2015 or effective from the original payment date for each large supplier, whichever is later; 30% of the past debt (the deferred debt) shall be deferred for two years (grace period) and shall be repaid effective from July 15, 2017 in 36 equal monthly installments (the repayment period). The deferred debt shall bear in the grace period, interest (unlinked) at 2% per annum (grace interest) and shall bear in the repayment period, interest (unlinked) at 3% per annum (repayment interest). The deferred debt shall not be linked.
c.	The consideration for goods to be supplied effective from August 1, 2015 shall be paid as usual under the credit conditions agreed with each supplier prior to the effective date. In July, the Company worked on a cash basis.
d.	Suppliers shall not change the credit days as agreed with them prior to the effective date for two years from the arrangement approval date.
e.	This arrangement shall not be deemed by the suppliers as an insurance event for the purpose of filing a claim to the credit insurers (Clal Credit Insurance Ltd. BSSH – Israel Credit Insurances Ltd.) and they may not apply to credit insurers for exercising their insurance policy in respect of this arrangement. This arrangement is not to impair the rights of the large suppliers towards the credit insurers with respect to the deferred debt or the effective debt, if not paid.
f.	Each large supplier shall be granted non marketable option for five months from the issuance date of such option to convert the deferred debt (in whole or in part) to shares of Blue Square by allocating shares in lieu of the deferred debt to the supplier (the option).

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MEGA RETAIL LTD.

In the period of two months from the allocation date of the option, the exercise price shall be the price of Blue Square's share in rights issuance (base price).

Upon the elapse of two months from the allocation of the option, the exercise price of the option shall be the higher of: the closing price of Blue Square's share in 30 trading days that preceded the conversion or 120% of the base price.

4.	Arrangement with property owners:

a.	Effective from August 1, 2015, the payment to property owners shall be made on a monthly basis.
b.	During the period of 90 days from the arrangement approval date, the Company may file individual petitions with the court for approving to assign its rights and obligations under an existing agreement and to waive an existing agreement in connection with rental agreements signed by the Company, for which the Company may reach an conclusion that such agreements are not economically viable for the Company and such agreements impede its continued existence.
c.	Following the court's ruling in the matter, on July 21, 2015, the general meeting of BSRE approved a deferral of 5% of the monthly rental fees for one year from the meeting date, which are scheduled to be paid in the course of the period by the Company.
d.	As of the report date, the Company closed most branches according to the employees' agreement. With respect to some branches, the Company signed agreements with third parties to assign them the rental agreements (these agreements are still subject to the fulfillment of several conditions precedent that were not yet fulfilled). Regarding the other branches, the Company is conducting negotiations with third parties for assigning these agreements whereas for some branches, the Company intends to apply to court in the upcoming days with the proper motion.

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5.	The Company's Board of Directors:

Pursuant to the arrangement, the Company Board shall be consisted of seven members, three of whom shall be appointed by the Company, two members shall be appointed by the employees, one director to be appointed by the Company out of a list of five candidates to be recommended by the president of the manufacturers' association and one director shall be appointed by the court based on the recommendation of the banks. Following this resolution, the Parent company lost, after the balance sheet date, the majority on its Board and as a result the control in the Company. As of the report signing date, the Company's Board consists of six members. The director recommended by the president of the manufacturers' association was not yet appointed.

6.	Other matters:

On July 19, 2015, the parent company Board approved the provisions of the creditors' arrangement that concern the parent company subject to the approval of the arrangement with Discount Bank regarding a deferral until September 30, 2015 of the repayment of on-call loans the parent company took from Discount Bank. On July 27, 2015, the parent company reached an agreement with Discount Bank under which the bank shall not require an immediate repayment of on-call loans until September 30, 2015 and by that the condition precedent for approving the arrangement of Mega was met by the parent company.

The financial statements contain the effects of closed branches and the provisions for onerous agreements.

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7.	Going concern comment in the Company's financial statements

The Company and its subsidiaries have accumulated significant losses in recent years. These losses in the three and six months periods ended June 30, 2015 amounted to NIS 545 million and NIS 632 million, respectively. In 2014 and 2013 the losses of the Company and its subsidiaries amounted to NIS 436 million and NIS 130 million, respectively. The Company's shareholders' deficiency as of June 30, 2015 amounted to NIS 596 million and the excess of current liabilities over current assets at that date amounted to NIS 908 million.

Following a deterioration in the financial position of the Company as part of its reorganization plan, the Company reached an agreement with its employees as well as an arrangement with some of its creditors (the "Arrangement" or "Creditors Arrangement") in a proceeding under section 350 of the Companies' Law conducted in Lod District Court (hereinafter:"Court proceedings"). In addition, the Company petitioned the District Court seeking the issuance of a stay of proceedings order with respect to its subsidiaries. The Company's management believes that the implementation of the reorganization plan, in collaboration with the employees, including receipt of the full amounts they have committed to support the parent company under the arrangement and the continued supply of products by the Company's suppliers, shall improve the Company's financial position.

In addition, a significant component essential to the improvement of the Company's financial results is increasing, within a short period, the Company's sales, which was substantially damaged during the period following the court proceedings and the uncertainty created among customers and suppliers

In view of the uncertainty level of Company's reorganization, the Company's management believes that there are substantial doubts with respect to the continued existence of the Company as a going concern. The Company's condensed financial statements do not include adjustments regarding the values of assets and liabilities and their classification that may be required if the Company shall not be able to continue and operate as a going concern.

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MEGA RETAIL LTD.

Liquidation and petition for stay of proceedings of Mega's subsidiaries

a.	Stay of proceedings in Eden Teva Market –

On July 9, 2015, Eden Teva Market (a company held by Mega at 51%) filed a petition with the district court in Lod seeking an order for stay of proceedings (under section 350 of the Companies' law; the stay of proceedings petition) to which it attached a proposal of creditors arrangement to the creditors of Eden Teva Market. Its debts were estimated at NIS 81 million excluding the debts to the banks amounting to NIS 74.6 million. The Company guarantees the debts of Eden Teva Market towards Leumi Bank and the First International Bank in the amount of NIS 35.7 million and NIS 9.7 million, respectively. The parent company guarantees the debts of Eden Teva Market towards Hapoalim Bank in the amount of NIS 29.2 million.

The Company extended to Eden Teva Market financing for the stay of proceedings period in a total amount of NIS 6.6 million. This financing was granted as reorganization expenses. This amount is included under "loss for deconsolidated subsidiaries".

On July 9, 2015, the court granted the stay of proceedings petition and issued the requested order to Eden Teva Market. In addition, the court appointed a trustee for the stay of proceedings period.

On July 15, 2015, the stay of proceedings was approved to Eden Teva Market for an additional 30 days.

On July 22, 2015, the Company notified the court that it is withdrawing the arrangement proposal it offered to the creditors of Eden Teva Market under the stay of proceedings petition.

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MEGA RETAIL LTD.

In the notice to the court, the Company indicated that it closely reviewed the implications of the reorganization arrangement that was approved and after its operating results became evident in the interim period, from the date of filing the petition with the court which were more severe than those that were forecasted at the beginning as well the rejection of the proposal by the property owners to reduce the rental fees, the Company's management and its Board concluded that the Company is unable to meet the proposed arrangement made in the stay of proceedings petition.

b.	On July 28, 2015, a petition for the liquidation of Dr. Baby (a subsidiary) was filed and a temporary liquidator was appointed by the court.

c.	In view of the stay of proceedings process of Eden Teva Market and the appointment of temporary liquidator for Dr. Baby, the Company lost its control over these subsidiaries after the balance sheet date. In the absence of financial data for the second quarter of 2015 for these subsidiaries, the Company ceased to consolidate the results of such subsidiaries from April 1, 2015. In the second quarter, the losses of those subsidiaries are included in the Company's results for this quarter in the amounts the Company transferred to the subsidiaries after April 1, 2015.

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MEGA RETAIL LTD.

One-time expenses:

a.	1. Impairment of intangible assets

The recoverable amount of the cash-generating unit is based on value in use calculations. In performing these calculations, expected cash flows before tax, are used, based on financial estimates approved by management over a period of five years. The expected cash flows after the period of five years are calculated based on estimated growth rates below. The growth rate does not exceed the rate of the average long-term growth of the industry in which the Company operates.

The main assumptions used in calculating the use value of the Company's activities;

Nominal growth rate of 2.1%
Discount rate (before tax) of 15.3%

The weighted average growth rates used in the calculation are consistent with the forecasts that appeared in the published reports relative to the industry and are based on past experience regarding the Company's growth in recent years. The discount rates used are pre-tax, and they take into account specific risks associated with the Company.

Based on the above, as of June 30, 2015, the recoverable amount of the Company's operations is less than the carrying amount of the cash-generating unit in question in the amount of approximately NIS 260 million. This loss is included in other expenses in the profit or loss and was allocated first to the carrying value of goodwill at a cost of NIS 226 million and the balance was allocated to other intangible assets. In addition, in view of the financial position of the Eden Teva Market goodwill was fully amortized in the amount of NIS 47 million – that was included in the Company's statements in respect of the investment in this subsidiary.

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MEGA RETAIL LTD.

1.	Impairment of fixed assets

Impairment of depreciable assets is reviewed for impairment whenever there are events or changes in circumstances indicating that the carrying amount may not be recoverable.

The amount of impairment loss recognized is equal to amount where the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of the asset's fair value less costs to sell and value in use. For estimating the impairment, assets are grouped to the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company estimated the impairment for the cash-generating unit to which the store is attributed when the incoming cash flows depends on the incoming cash flows of another store in the same geographic area.

The recoverable amount of the cash generating units is lower than their carrying value and therefore an impairment loss of NIS 10 million was recognized.

b.	One-time expenses relating to the Company's reorganization

1.	All branches designated for closure are leased by the Company under an operating lease. These lease agreements are non-cancelable until the exit point contained in the agreement.

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MEGA RETAIL LTD.

As mentioned above, the Company intends to terminate the activities of the branches and lease the property to a sub-tenant or transfer to another tenant the lease rights and in some cases shall leave the property with paying. In accordance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", the Company examined whether the commitments regarding these branches constitute onerous agreements.

As per the Company's estimate, the Company recognized a provision equal to the inevitable costs required to comply with the obligations inherent in the lease agreements of the branches and the operating losses until the closing of the branches is NIS 37 million.

2.	The employment of employees in branches to be closed shall be discontinued. However the Company offered positions in other branches that shall continue to operate to 200 of the permanent employees in the branches to be closed. In addition, an efficiency plan was carried out in the Company's headquarters that included the dismissal of 110 employees. In view of the above, the Company recorded NIS 13 million in respect of payments of grants that were made to dismissed employees and expenses of NIS 9.8 million in respect of early notice payments to these employees.

3.	Following the Company's decision to immediately close 32 losing branches, the Company reviewed impairments loss of these branches separately than the cash generating unit to which they were attributed and calculated the recoverable amount for each branch separately.

The recoverable amount of the branches designated for closure is lower than their carrying value and therefore an impairment loss of NIS 41 million was recognized.

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MEGA RETAIL LTD.

c.	Material lawsuits

1.	In July 2015, a claim was filed against Mega and the parent company with the Tel Aviv District Court, in connection with the subsidiary (51%) Eden Health Teva Market Ltd. ("Eden"), by the minority shareholders (49%) in Eden. The plaintiffs allege that the Company and the parent company took actions to exploit them as minority shareholders in Eden, in connection with the filing of the petition for stay of proceedings by the Company and Eden with respect to Eden. The plaintiffs allege that the parent company breached the agreement signed with them at the time the parent company invested in Eden (the investment was transferred later on to the Company), in order to force the sale of their holdings in Eden in a lower price than the market value.

The plaintiffs seek the court to order the Company or the parent company to purchase their holdings in Eden at their market value (as claimed by them), or at the value that was on the date of the Company's original investment in Eden. The Company rejects the valuations claimed by the plaintiffs. Currently, the Company is evaluating the claim and denies all of the allegations, although at this early stage of the proceedings it is unable to assess the prospects of the lawsuit.

2.	Another lawsuit was filed in July 2015 with the Tel Aviv District Court against the Company, the parent company, and whoever served as members of the board of directors of the Company, by one of the Company's suppliers of dairy products. The lawsuit seeks an approval as a class action, alleging that in 2013, the Company conducted a prohibited distribution of dividends in the amount of approximately NIS 100 million. The plaintiff requests the court to order the parent company and directors to return to the Company all payments and/or dividends and/or benefits and/or rights received by them in connection with the said distribution. In addition, the plaintiff requests the court to order the Company and the parent company to provide documents and information about the Company, including its financial statements for 2011 - 2014. As of today, the Company examines the lawsuit and denies all allegations contained therein, but at this early stage of the proceedings, it is unable to assess the prospects of the lawsuit, including the prospects for its approval as a class action.

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MEGA RETAIL LTD.

MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015

(UNAUDITED)

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	13,034	6,707	6,175
Investment in securities	221	369	297
Parent company		169,081	173,441
Trade receivables and other receivables:
Trade receivables	219,780	294,471	267,372
Other	24,104	39,204	39,778
Income taxes receivable	7,349	2,728	3,268
Inventories	259,779	365,689	319,379
Branches Intended for sale or closure	72,418
Total current assets	596,685	878,249	809,710

NON-CURRENT ASSETS:
Investments accounted for using equity method		14,489	16,282
Property and equipment, net	329,148	589,451	562,067
Other long-term receivables	7,997	85,229	89,600
Deferred taxes		159,599
Intangible assets, net	34,995	345,992	324,406
Total non-current assets	372,140	1,194,760	992,355
Total assets	968,825	2,073,009	1,802,065

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MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2015

(UNAUDITED)

	June 30,		December 31,
	2015	2014	2014
	Unaudited		Audited
	NIS In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	497,737	176,745	320,339
Current maturities of long-term loans from banks		58,856	59,024
Parent company	45,370
Trade payables	641,922	779,036	746,039
Related party	38,772	44,632	38,757
Other trade payables	272,403	217,277	223,928
Other liabilities	8,177	9,507	6,813
Total current liabilities	1,504,381	1,286,053	1,394,900

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities		281,096	250,860
Derivative financial instruments	707	1,637	1,193
Other liabilities	7,405	62,774	58,025
Liabilities in respect of employee benefits, net of amounts funded	52,003	63,938	61,046
Total non-current liabilities	60,115	409,445	371,124
Total liabilities	1,564,496	1,695,498	1,766,024

EQUITY:

Ordinary shares	91,730	91,730	91,730
Other reserves	474,956	474,956	474,956
Accumulated deficit	(1,162,357)	(189,175)	(530,645)
Total equity	(595,671)	377,511	36,041
Total liabilities and equity	968,825	2,073,009	1,802,065

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MEGA RETAIL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

	Six months		Three months		Year ended
	2015	2014	2015	2014	2014
	NIS In thousands
	Unaudited				Audited

Revenues	2,603,770	2,959,679	1,214,125	1,535,046	5,828,324
Cost of sales	1,982,414	2,185,398	937,161	1,136,106	4,329,609
Gross profit	621,356	774,281	276,964	398,940	1,498,715
Selling, general and administrative expenses	741,671	866,145	330,583	441,666	1,737,936
Loss before Other losses	(120,315)	(91,864)	(53,619)	(42,726)	(239,221)
Impairment of Assets	358,081	-	358,081	-	-
Onetime expenses related to the recovery of the company	59,941	-	59,941	-	-
Loss from unconsolidated subsidiaries	55,102	-	55,102	-	-
Other losses	28,905	23,154	15,158	6,390	37,436
Operating profit	(622,344)	(115,018)	(541,901)	(49,116)	(276,657)
Finance income	4,175	2,124	2,445	194	3,105
Finance expenses	(14,487)	(16,037)	(6,199)	(8,720)	(34,562)
Finance expenses, net	(10,312)	(13,913)	(3,754)	(8,526)	(31,457)

Loss before gains of associates	(632,656)	(128,931)	(545,655)	(57,642)	(308,114)
Share in gains of associates	944	1,888	472	1,011	3,777
Loss before tax	(631,712)	(127,043)	(545,183)	(56,631)	(304,337)
Taxes on income (tax benefit)	-	(34,079)	-	(14,044)	131,385

Loss	(631,712)	(92,964)	(545,183)	(42,587)	(435,722)

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MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

	Six months		Three months		Year ended
	2015	2014	2015	2014	2014
	NIS In thousands
	Unaudited				Audited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities (a)	(34,498)	90,392	(118,302)	(23,444)	14,133
Income tax paid	(4,502)	(617)	(5,113)	(317)	(1,156)
Net cash provided by (used in) operating activities	(39,000)	89,775	(123,415)	(23,761)	12,977
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(31,887)	(71,922)	(9,757)	(45,467)	(139,877)
Purchase of intangible assets	(5,301)	(7,219)	(2,248)	(4,648)	(22,500)
Proceeds from sale of property and equipment	1,797	376	1,797	183	65,928
Proceeds from sale of investment in associate	19,393	-	9,571	-	-
Unconsolidated subsidiaries (b)	(2,145)	-	(2,145)	-	-
Funds for unconsolidated subsidiaries	(29,375)	-	(29,375)	-	-
Proceeds from sale of securities	75	-	75	-	-
Decrease (increase) in credit to the parent company, net	173,441	(66,749)	193,818	31,867	(71,109)
Interest received	-	25	-	20	25
Net cash provided by (used in) investing activities	125,998	(145,489)	161,736	(18,045)	(167,533)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of long-term loans	-	120,000	-	20,000	120,000
Repayment of long-term loans	(55,682)	(6,391)	(31,394)	(3,981)	(37,310)
Short-term credit from banks	(53,034)	(43,080)	(48,535)	26,779	105,250
Increase in credit from the parent company, net	45,370	-	45,370	-	-
Interest paid	(11,494)	(8,619)	(5,747)	(3,039)	(22,988)
Net cash provided by (used in) financing activities	(74,840)	61,910	(40,306)	39,759	164,952
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK CREDIT	12,158	6.196	(1,985)	(2,047)	10,396
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK CREDIT AT BEGINNING OF PERIOD	876	(9,520)	15,019	(1,277)	(9,520)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK CREDIT AT END OF PERIOD	13,034	(3,324)	13,034	(3,324)	876

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MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

	Six months		Three months		Year ended
	2015	2014	2015	2014	2014
	NIS In thousands
	Unaudited				Audited

(a) Net cash provided by operating activities:
Loss before taxes on income	(631,712)	(127,043)	(545,183)	(56,631)	(304,337)
Adjustments for:
Depreciation and amortization	60,682	64,315	28,369	32,838	131,927
Share in profit of associates, net	(944)	(1,888)	(472)	(1,011)	(3,777)
Gain from realization of investment in associate	(1,859)	-	(248)	-	-
Gain (loss) from sale and impairment of property and equipment	366,163	2,585	361,631	(726)	(8,376)
Loss from unconsolidated subsidiaries	55,102	-	55,102	-	-
Gain from changes in fair value of derivative financial instruments	(487)	(730)	(403)	(538)	(1,173)
Linkage differences on assets and long term loans, net	(1,676)	(168)	(780)	298	851
Employee benefit liability, net	(5,928)	(8,281)	(5,433)	1,001	(10,293)
Interest paid, net	11,494	8,594	5,747	3,019	22,963
	(149,165)	(62,616)	(101,670)	(21,750)	(172,215)

Changes in operating assets and liabilities:
Decrease in trade receivables	37,907	29,470	105,285	32,596	56,569
Decrease in other accounts receivables	13,765	1,522	12,130	23,771	4,703
Decrease in inventories	18,838	15,593	78,900	71,286	61,903
Increase (decrease) in trade payables and other accounts payable	44,157	106,423	(212,947)	(129,347)	63,173
	114,667	153,008	(16,632)	(1,694)	186,348

	(34,498)	90,392	(118,302)	(23,444)	14,133

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MEGA RETAIL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2015

(UNAUDITED)

For the six and three month period ended June 30
2015
Unaudited
NIS In thousands
Unconsolidated subsidiaries (b)
Trade receivables	(9,685)
other receivables	(2,933)
Inventories	(40,762)
Property, equipment and intangible assets	(135,773)
Trade payables and Other liabilities	69,073
Employee benefit liability	3,115
Credit and loans from banks	17,100
Amortization of goodwill	46,908
Loss from unconsolidated subsidiaries	55,102
2,145

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MEGA RETAIL LTD

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the success of the plan of recovery and arrangement with debtors, suppliers, service providers and lessors; the effect of the plan of recovery and arrangement on sales in our supermarkets and on the desire of suppliers to continue supplying products or services to our supermarkets; the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets and our other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; Other risks, uncertainties and factors disclosed in the parent company filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in the parent company annual report on Form 20-F for the year ended December 31, 2014.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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